File Number: 41295-1

Web site: www.langmichener.com

Direct Line: (604) 691-7493
Direct Fax Line: (604) 893-2398
E-Mail: hono@lmls.com

April 20, 2009

FILED BY EDGAR
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:        Mr. Kevin Stertzel, and
                       Ms. Jill S. Davis, Branch Chief

Dear Sirs/Mesdames:

Alpha Gold Corporation
Form 20-F for the Fiscal Year Ended February 29, 2008 (the "Annual Report")
Filed August 20, 2008
SEC File No. 0-31192

We write on behalf of Alpha Gold Corporation (the "Company") in connection with Staff's letter of February 24, 2009, signed by Jill S. Davis, Branch Chief, Division of Corporation Finance, United States Securities and Exchange Commission (the "Commission").

Further to our letter dated March 11, 2009, the Company is in the process of preparing its response to the Commission's comments on the Annual Report. As discussed with Staff, the Company's President and Chief Executive Officer, George Whatley, passed away on December 16, 2008. Since Mr. Whatley was responsible for all operational matters concerning the Company until the date of his death, the Company's board of directors and current executive officers have had to take additional time to familiarize themselves with the details of the Company's exploration activities during the periods referred to in the Annual Report.

In the circumstances, the board of directors determined that it was appropriate to engage a consulting geologist to prepare an updated technical report on the Company's Lustdust Property, the draft of which may be available as early as April 24, 2009, and which will help inform the Company's response to the Commission's engineering comments on the Annual Report. The Company will, in any event, make every effort to provide its response no later than May 15, 2009.

As discussed between the writer and Staff, we anticipate furnishing a draft amendment to the Annual Report to the Commission under cover of the response letter.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono*
for Lang Michener LLP

*Licensed to Practice in the State of California

HIO/

cc:       DeVisser Gray, Chartered Accountants
           Attention:     Jim Gray, CA

cc:       Alpha Gold Corporation
           Attention:    Richard Whatley, President and CEO